

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 13, 2015

VIA E-MAIL

Thomas E. Bisset
Sutherland, Asbill & Brennan LLP
700 6th Street, NW, Suite 700
Washington, DC 20001-3980

> Re: Protective Variable Life Separate Account
>   Protective Life Insurance Company ("Company")
>   Initial Registration Statement filed on Form N-6
>   File Nos. 333-206951 and 811-07337

Dear Mr. Bisset:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on September 15, 2015. Based on our review, we have the following comments.[1]

General

1. Please confirm supplementally that all missing and/or bracketed information, including the financial statements, exhibits and other required information, will be filed in a pre-effective amendment to the registration statement.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support of any of the benefits or features associated with the certificate.

3. Throughout the prospectus you state that state variations may apply. We note that all material state variations should be disclosed in the prospectus (and not in the SAI). Accordingly, please revise the prospectus to disclose such state variations, including any circumstances under which a particular rider may not be available in a particular state (*e.g.,* Loans on page 4; Group Policies, fourth paragraph on page 13; Policy Value Credit, fourth paragraph on page 17; Policy Loans, sixth paragraph on page 24, and Terminal Illness Accelerated Death Benefit Endorsement on pages 5 and 47). Please make conforming changes on page 49, under the caption "State Variations" (*i.e.,* (i) revise sentence one to make clear that

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[1] Capitalized terms have the same meaning as in the registration statement. Page numbers refer to the clean courtesy copy of the registration statement provided to the staff, unless otherwise indicated.

all state variations are disclosed in the prospectus; and (ii) revise sentence two to make clear that state variations are also reflected in state specific policy forms).

4. Cover Page

a. The Cover Page of the prospectus indicates an expected effective date of December [ ], 2015. Please note that if this filing becomes effective at any time within the first ninety days after December 31, 2015, you will need to include third quarter interim financial statements for the Company and the separate account in the registration statement. *See* Item 24 of Form N-6 and Rule 3-12 of Regulation S-X.

b. Please disclose the contract name on the Cover Page and revise the EDGAR class code so that it is identical to the contract name.

5. Please review and revise the prospectus where necessary to conform to the Commission's plain English requirements of Rule 421 under Regulation C of the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

6. In various places of the prospectus, you state that certain events or transactions have restrictions and tax or other consequences (*e.g.,* Exchange Privileges, Loans and Settlement Options on page 4) without describing such consequences or restrictions. In each case where such disclosure is missing, please provide an appropriate cross-reference to the section of the prospectus where such information may be found (*e.g.,* Policy Value Credit on page 4).

7. Throughout the prospectus, the Owner is directed to the Policy for certain relevant terms or tables (*e.g.,* on page 3 in the "Death Benefit" section and the "Tables of Specified Percentages" in the "Death Benefit Options" section on page 18). It is the staff's view that Policy terms that are applicable to all Policy Owners and that are not dependent on an Owner's individual characteristics should be disclosed in the prospectus rather than by reference to the Policy. Please review the prospectus and revise the disclosure, where appropriate.

8. Definitions: We note that the Prospectus includes many capitalized terms that are not defined. Please define such terms or change them to lower case font. In addition, please use capitalized terms consistently throughout the registration statement (*e.g.,* "Net Amount at Risk," "Protective Variable Life Separate Account," and "Variable Account").

9. Replacement of Policy: In the second paragraph on the Cover Page, the disclosure indicates that additional fees and expenses may apply if existing insurance is replaced with the Policy. Please consider including here and elsewhere in the prospectus disclosure of the fact that replacement of existing insurance with the Policy may also reduce and/or change existing policy benefits, if accurate.

10. Arbitration: Please remove the last paragraph on the Cover Page describing mandatory arbitration provisions as such provisions are not consistent with the Securities Act of 1933 and make conforming changes throughout the registration statement (*e.g.,* on page 51, delete the disclosure under the caption "Arbitration").

11. Risk of Lapse: On page 5, under the referenced caption, please enhance the disclosure to include the effect of liens on the Policy with respect to lapse protection. Please also disclose the circumstances when payment of the Minimum Monthly Premium will not guarantee that that the Policy will remain in force

after the lapse protection period or provide a cross-reference to where such disclosure may be found in the prospectus.

12. <u>Fee Tables</u>: On page 8, in the Transaction Fee Table, the line item text under "Surrender Charge" and on page 9, in the Periodic Charges Table, the line item text under "Cost of Insurance"; each describes the charge for a representative Insured as follows "Charge for a 46 year old male in the nontobacco class during the first Policy Year." However, the line item text under "Administrative Charge" in the Periodic Charges Table describes the charge for a representative Insured in a substantially similar manner but it omits reference to "the first Policy Year." Please explain this inconsistency or revise the disclosure, as appropriate.

13. <u>Purchasing a Policy</u>: On page 13, in the first paragraph under the referenced caption, please reconcile the disclosure in the first sentence with the last two sentences of the paragraph as it is not clear when payment of the minimum initial premium must be made.

14. <u>Premium Limitations</u> (pages 14-15): Please confirm that all limitations on premium payments have been identified.

15. <u>Net Premium Allocations</u>: On page 15, under the referenced caption, please clarify the meaning of "additional premiums," as used in the penultimate paragraph. Also, please make clear that the Company will not refuse to accept any premium necessary to prevent a Lapse.

Death Benefit Proceeds

16. <u>General Comments</u>:

a. On page 17, in the first paragraph under the caption "Death Benefit Proceeds", please: (i) change "satisfactory proof of the Insured's death" to "due proof of the Insured's death" in sentence one to be consistent with the penultimate paragraph; and (ii) describe any limitations on changing Beneficiaries, including contingent Beneficiaries, rather than requiring reference to the Policy.

b. Additional Disclosure: On page 17, under the caption "Death Benefit Proceeds", please include disclosure with respect to Incontestability, Misstatement of Age or Sex, and the Suicide Exclusion that are currently located in the SAI, as such issues may affect payment of the Death Benefit. In addition, please clarify whether Misstatement of Age or Sex is subject to a period of contestability.

17. <u>Calculation of Death Benefit Proceeds</u>: On page 17, in the second paragraph under the referenced caption, please revise the penultimate sentence to explain in plain English how a Policy Owner's expected premium payment pattern and future plans may influence the choice between the cash value accumulation test and the guideline premium limitation test. Please also revise the last paragraph by replacing the generic disclosure with more specific explanatory disclosure. For example, in sentence one, explain briefly how the Death Benefit paid is "impacted or affected by investment experience, separate account and policy charges, and fund expenses."

18. <u>Death Benefit Options Under Policies with the Cash Value Accumulation Test</u>: On page 18, under the referenced caption, please consider including disclosure describing the type of Owner who should select Option A versus Option B. We note that such information is included in the disclosure under the caption "Death Benefit Options Under Policies Complying with the Guideline Premium Limitation/Cash Value Corridor Test." In the referenced caption, please replace "…Under Policies with…" with "…Under Policies Complying with…", if accurate.

19. <u>Increasing the Face Amount</u>: On page 19, with respect to increasing Face Amount, please explain your legal basis for using the "current maximum Issue Age for the Policies" rather than the "maximum Issue Age" in effect on the date the Policy is issued to the Owner or revise the disclosure.

20. <u>Settlement Options</u>: On page 20, under the referenced caption, please describe the variable option annuity.

21. <u>Transfers of Policy Value</u>: On page 21, in the first paragraph under the referenced caption, the last sentence indicates that the Company reserves the right to terminate, suspend or modify transfer privileges at any time. Substantially similar disclosure appears on page 22 under the caption "Reservation of Rights." Please explain your legal basis for such statements or revise the disclosure. *See* Item 6(c) of Form N-6.

22. <u>Portfolio Rebalancing</u>: On page 23, under the referenced caption, please disclose the amount of the processing fee for portfolio rebalancing transactions and include such fee in the Fee Table.

23. <u>Dollar Cost Averaging and Portfolio Rebalancing</u>: On page 23, under the referenced captions, please revise the disclosure to clarify whether a Policy Owner may elect to participate in both the Dollar Cost Averaging and Portfolio Rebalancing programs at the same time.

Policy Lapse and Reinstatement

24. <u>Lapse</u>: On page 26, the disclosure with respect to Lapse is confusing. Please consider the following revisions:

    a. In the first paragraph under the referenced caption: (i) clarify that "Lapse" means termination of the Policy without value, if accurate; (ii) revise the disclosure to identify the specific circumstances that will cause a Policy to Lapse; and (iii) explain any differences between Policy Lapse and Policy default.

    b. In sentence two of the first paragraph, the disclosure indicates that a Policy will Lapse if its Surrender Value (without taking into account any liens (including accrued interest)) is insufficient to cover the Monthly Deduction. Please clarify the effect of liens and any accrued interest on when a Policy will Lapse.

    c. In the second paragraph under the referenced caption, please disclose the effect on the Policy if no payment is made by the end of the 61 day grace period.

    d. On page 27, the bold disclosure in the fourth paragraph indicates that payment of Minimum Monthly Premium may not be sufficient to protect a Policy from lapsing beyond the Policy Lapse period. This disclosure is unclear. For example, does it mean that only payment of Net Premium sufficient to cover all current and past due Monthly Deductions may cure a Policy Lapse. Please clarify the disclosure, as appropriate. In addition, please consider whether such disclosure is more appropriate in the first paragraph on page 26 under the caption "Lapse."

    e. On page 27, under the caption "Reinstatement," please disclose the charges that will apply in the event that the Policy is reinstated.

25. <u>The Fixed Account:</u> On page 27, in the last paragraph under the referenced caption, please revise the last sentence to read, "The disclosure regarding the Fixed Account is subject to certain generally applicable…"

26. Protective Variable Life Separate Account: On page 28, in the last paragraph, please clarify that in the event the assets in the Protective Variable Life Separate Account exceed liabilities, the Company may only withdraw seed capital and earned fees and charges.

27. Asset Allocation Model Portfolios:

a. On page 35: (i) in the second paragraph, please clarify Milliman's relationship with Protective. For example, does Milliman act as a consultant providing consultation and review services to Protective with respect to the Asset Allocation Model Portfolios (Model Portfolios); (ii) please disclose any conflicts of interest that may exist in the process of developing the Model Portfolios; and (iii) in the third paragraph, please state whether Policy Owners will be given notice of any changes made by Milliman to the target asset allocations in the Model Portfolios.

b. Please disclose what will happen to assets invested in the Model Portfolios upon modification, suspension or termination of the Model Portfolio investment option. For example, please disclose what will happen if certain Funds in a particular Model Portfolio are no longer offered (*e.g.,* will the Fund's assets be automatically reallocated and, if so, how?).

c. We note that prior comments have been provided to Protective Life relating to certain asset allocation programs offered through variable annuity separate accounts. Such comments and related disclosure have been resolved. *See* Protective Variable Annuity Separate Account, Form N-4/A, File No. 333-201919 (Filed June 19, 2015) at 19. If appropriate, please make conforming changes to the disclosure in this prospectus and any other additional revisions as may be required for Model Portfolios to be offered through the Variable Account to the Policies.

28. Addition, Deletion, or Substitution of Investments: On page 36, under the referenced caption, please clarify whether your right to transfer Variable Account assets is subject to obtaining Policy Owners' and regulatory approval.

29. Voting Fund Shares: On page 37, in the fourth paragraph under the referenced caption, please revise the last sentence for plain English (*e.g.,* "Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.").

Charges and Deductions

30. Monthly Deduction: In the carry over sentence on page 37, the disclosure indicates that if the value in any Sub-Account is less than the charge required to be deducted from that Sub-Account then the Policy Owner's instructions will not be effective. Please clarify how and from where that Sub-Account's portion of the Monthly Deduction will be paid in such circumstances (*e.g., pro rata* from other Sub-Accounts).

Supplemental Riders and Endorsements

31. Purchase or Election: On pages 45-47, unless otherwise specified, please disclose if any of the supplemental riders or endorsements must be purchased or elected at the time the Policy is issued. For example, we note that there is no indication as to when the Children's Term Life Insurance Rider, Accidental Death Benefit Rider or the Disability Benefit Rider must be elected.

32. State Availability: Please identify any states where a supplemental rider or endorsement is not currently available.

33. Overloan Protection Endorsement: On page 46, under the referenced caption, please clarify the amount of the charge for the endorsement. Please also clarify the frequency of such charge (*e.g.,* one time charge).

34. Lapse Protection Endorsement: On page 46, under the referenced caption, please disclose the Lapse Protection Period in sentence one.

Exchange Privilege

35. Existing Policies and the Policy: On page 47, in the second paragraph under the caption "Exchange Privilege," the disclosure indicates that there are significant differences between the Existing Policies and the Policy. Please consider including brief disclosure that: (i) highlights the specific differences in death benefits, (ii) discloses material federal or state regulation, and (iii) identifies the additional charges applicable under the Policies that do not apply to the Existing Policies. In the table on pages 47-48, we do not believe that the disclosure presents a clear comparison of the charges and deductions applicable to Existing Policies and those applicable to the Policy (*e.g.,* Sales Charges/Premium Expense Charge, Administrative Fees, and Surrender Charges). Accordingly, please review the disclosure and revise, as appropriate.

Statement of Additional Information

36. Please provide the disclosure required by Items 16, 17, 19(c) (material contracts), 20, and 21 of Form N-6, as applicable.

Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Thomas E. Bisset
Sutherland, Asbill & Brennan LLP
November 13, 2015

   Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

   Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after we receive your response to our comments. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant and its underwriter must be made for acceleration of the effective date of the registration statement, as amended.

   If you have any questions, please call me at (202) 551-6815. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at gregoryk@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

            Sincerely,

            /s/ Keith A. Gregory

            Keith A. Gregory
            Senior Counsel
            Disclosure Review Office